envoy COMMUNICATIONS GROUP INC.

                                26 Duncan Street

                                Toronto, Ontario

                                    M5V 2B9

                       Supplementary Mailing List Form

                                  Return Card

National Policy No. 41 adopted by Canadian Securities Regulators allows an exemption to the Corporation from sending unaudited interim financial statements to shareholders. If you wish to receive the Corporation's unaudited interim financial statements, you must complete this form and forward it, either with your proxy or separately, to our transfer agent:

                        MONTREAL TRUST COMPANY OF CANADA

                              100 University Avenue

                                   11th Floor

                                Toronto, Ontario

                                     M5J 2Y1

                                    * * * * *

The undersigned certifies that the undersigned is the owner of securities of Envoy Communications Group Inc. and requests that the undersigned be placed on the supplementary mailing list of Envoy Communications Group Inc. for its interim financial statements.

     Dated:                               Name


                                          Address


                                          Signature


                                          Name and Title of Person Signing if
                                          Different from Name Above
     CUSIP:  293986105









                         envoy COMMUNICATIONS GROUP INC.

                                      PROXY

                 SOLICITED BY THE MANAGEMENT OF THE CORPORATION
               for the Annual and Special Meeting of Shareholders

This proxy is being solicited on behalf of the management of ENVOY COMMUNICATIONS GROUP INC. (the "Corporation") in connection with the annual and special meeting of shareholders (the "Meeting") of the Corporation to be held on Tuesday, March 6, 2001 at 11:00 am (Toront time) and any adjournment thereof.

The undersigned shareholder of the Corporation hereby appoints Geoffrey B. Genovese of Toronto, Ontario or, failing him, John H. Bailey of Mississauga, Ontario or instead of either of them _____________________ as proxy, with power of substitution to attend, vote and otherwise act for the undersigned at the Meeting and at any adjournment thereof as follows:

(a) VOTE FOR (______) or WITHHOLD FROM VOTING (_______) (or, if not specified, VOTE FOR) the election of the persons nominated as directors to be elected by the shareholders as listed in the Management Information Circular;

(b) VOTE FOR (______) or WITHHOLD FROM VOTING (______) (or, if not specified, VOTE FOR) the appointment of KPMG LLP, Chartered
      Accountants, as auditors of the Corporation for the ensuing year and the granting of the authority to the directors of the Corporation to fix the auditors= remuneration;

(c)   VOTE FOR (______) or AGAINST (______) (or, if not specified, VOTE
      FOR) the resolution approving the amendment to the Stock
      Option/Stock Appreciation Right Plan, as described in the Management Information Circular; and

(d) VOTE FOR (______) or AGAINST (______) (or, if not specified, VOTE FOR) the resolution confirming the amendment to By-Law No. 1, as described in the Management Information Circular;

and in their discretion to vote on amendments or variations to the matters referred to above or to any other matters identified in the Notice of Meeting or such other matters as may properly come before the Meeting including any adjournment thereof. As at the date of the accompanying Management Information Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. The undersigned hereby revokes any proxy previously given in respect of the Meeting.

Each shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) other than the persons specified above to attend and act on his or her behalf at the Meeting. Such right may be exercised by inserting the name of the person to be appointed in the space provided, or by completing another proper form of proxy.

DATED this __________ day of ________________, 2001.



________________________________________________
(Signature of Shareholder)


________________________________________________
(Name of Shareholder - Please Print)



Notes:

1. An undated proxy is deemed to bear the date it was mailed on behalf of the management of the Corporation. A proxy must be executed by the shareholder or his or her attorney duly authorized in writing.

2. To be effective, this form of proxy or another form of proxy must be properly executed and returned in the enclosed envelope in order that it is
received on or before 11:00 a.m. (Toronto time) on the second business day preceding the Meeting or 48 hours (excluding Saturdays, Sundays and holidays) preceding any adjournment of the Meeting.











                        ENVOY COMMUNICATIONS GROUP INC.

                    NOTICE OF ANNUAL AND SPECIAL MEETING
                               OF SHAREHOLDERS


                                to be held on


                                MARCH 6, 2001


                                     and


                       MANAGEMENT INFORMATION CIRCULAR



                              JANUARY 26, 2001



                       ENVOY COMMUNICATIONS GROUP INC.


                               26 Duncan Street
                               Toronto, Ontario
                                   M5V 2B9


                    NOTICE OF ANNUAL AND SPECIAL MEETING


TAKE NOTICE that the Annual and Special Meeting of Shareholders of ENVOY COMMUNICATIONS GROUP INC. (the "Corporation") will be held at Toronto Stock Exchange Conference Centre, 130 King Street West, Street Level, Toronto, Ontario, on Tuesday, March 6, 2001 at 11:00 a.m. (Toronto time) for the following purposes:

(a) to receive the consolidated financial statements of the Corporation for its fiscal year ended September 30, 2000 and the report of the auditors thereon;

(b)    to elect directors for the ensuing year;

(c) to appoint auditors for the ensuing year and to authorize the directors to fix their remuneration;

(d) to consider and, if thought advisable, to approve, with or without variation, Stock Option Plan Resolution (the full text of which is set out in the accompanying Management Information Circular) amending the Corporation's Stock Option/Stock Appreciation Right Plan to increase the maximum number of shares to be reserved for issuance under the Plan;

(e) to consider and, if thought advisable, to confirm, with or without variation, By-Law Amendment Resolution (the full text of which is set out in the accompanying Management Information Circular) amending General By-Law No. 1 of the Corporation to increase the quorum at a meeting of shareholders from 1% to 5% of the outstanding voting shares of the Corporation; and

(f) to transact such other business as may properly come before the Meeting or any adjournment thereof.

A Management Information Circular and form of proxy accompany this Notice. Shareholders who are unable to attend the Meeting, or any adjournment thereof, in person are requested to date and sign the enclosed form of proxy. A proxy will not be valid unless it is deposited at the offices of Montreal Trust Company of Canada, 100 University Avenue, 11th Floor, Toronto, Ontario, M5J 2Y1 on or before 11:00 a.m. (Toronto time) on the second business day preceding the Meeting or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

                                  *   *   *   *   *

DATED January 26, 2001.

                         By Order of the Board of Directors



                        ____________________________
                        Geoffrey B. Genovese
                        President and Chief Executive Officer





                        ENVOY COMMUNICATIONS GROUP INC.
                        MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This Management Information Circular is furnished in connection with the solicitation of proxies by management of ENVOY COMMUNICATIONS GROUP INC. (the "Corporation") for the Annual and Special Meeting of Shareholders to be held at Toronto Stock Exchange Conference Centre, 130 King Street West, Street Level, Toronto, Ontario, on Tuesday, March 6, 2001 at 11:00 a.m. (Toronto time) or any adjournment thereof (the "Meeting"). It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, by regular employees of the Corporation without special compensation, or by the Corporation's transfer agent, Montreal Trust Company of Canada, at nominal cost. The cost of solicitation by management will be borne by the Corporation.


Appointment of Proxies

If a shareholder cannot attend the Meeting but wishes to vote on the resolutions, the shareholder should sign, date and deliver the enclosed form of proxy to Montreal Trust Company of Canada, 100 University Avenue,
11th Floor, Toronto, Ontario, M5J 2Y1 on or before 11:00 a.m. (Toronto time) on the second business day preceding the Meeting or 48 hours
(excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ARE DIRECTORS
AND/OR OFFICERS OF THE CORPORATION. A SHAREHOLDER GIVING A PROXY CAN STRIKE OUT THE NAMES OF THE NOMINEES PRINTED IN THE ACCOMPANYING FORM OF PROXY AND INSERT THE NAME OF ANOTHER NOMINEE IN THE SPACE PROVIDED, OR THE SHAREHOLDER MAY COMPLETE ANOTHER FORM OF PROXY. A proxy nominee need not be a shareholder of the Corporation. A shareholder giving a proxy has the right to attend, or appoint someone else to attend as his or her proxy, at the Meeting and the proxy earlier submitted can be revoked in the manner described below under "Revocability of Proxies".


Voting of Proxies

The shares represented by a properly executed proxy will be voted or withheld from voting in accordance with the directions, if any, given in the proxy. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item must be left blank. IF NO CHOICE IS SPECIFIED IN THE PROXY, AND THE NOMINEE IS PROPOSED BY MANAGEMENT, THE NOMINEE WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH ITEM LEFT BLANK. The enclosed form of proxy confers discretionary authority upon the persons named in the proxy. The discretionary authority so granted may be exercised with respect to amendments or variations to matters which may properly come before the Meeting, unless the shareholder deletes the discretionary authority from the proxy. As at the date of this Management Information Circular, management of the Corporation is not aware of any such amendment or variation or any other matter to come before the Meeting other than those referred to in the accompanying Notice of Meeting. However, if any other matters that are not now known to management should properly come before the Meeting, the shares represented by proxies given in favour of management nominees will be voted on such matters in accordance with the best judgment of such nominees.


Revocability of Proxies

A shareholder who has given a proxy has the power to revoke it by an instrument in writing signed by the shareholder, or the shareholder's duly authorized attorney, delivered to the Registered Office of the Corporation at 26 Duncan Street, Toronto, Ontario, M5V 2B9 at any time up to and including the last business day preceding the day of the Meeting or to the Chair of the Meeting on the day of the Meeting at any time prior to its use, or by personal appearance at the Meeting prior to the hour of commencement of the Meeting. A shareholder may also revoke a proxy in any other manner permitted by law.


Interest of Certain Persons in Matters to be Acted Upon

No director or officer, past or present, nor any person on behalf of whom this solicitation is made or any of their respective affiliates has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except that such persons may be indirectly involved in the normal business of the Meeting or the general affairs of the Corporation.


Voting Shares and Principal Shareholders

There are 21,219,950 common shares (the "Common Shares") of the Corporation outstanding and entitled to vote at the Meeting. Each Common Share carries one vote.

Any shareholder of record as at the close of business on January 26, 2001 is entitled to vote the Common Shares registered in his or her name at that date except to the extent that such shareholder has subsequently transferred any of such Common Shares and the transferee of those Common Shares establishes his or her ownership of such Common Shares and demands, not later than 10 days before the Meeting, that his or her name be included in the list of shareholders entitled to vote at the Meeting. In such case, the transferee is entitled to vote such Common Shares at the Meeting.

To the best of the knowledge of the directors and senior officers of the Corporation, no shareholder holds, directly or indirectly, more than 10% of the outstanding Common Shares of the Corporation except as follows:


             Name                Number of Common Shares            Percentage

           CDS & Co.                         1                        76.46%
      P.O. Box 1038 Stn A
       25 The Esplanade
       Toronto, Ontario
           M5W 1G5

          Cede & Co.                         1                        13.07%
          P.O. Box 29
     Bowling Green Station
         New York, NY
         USA    10274


NOTE:

1 The individual beneficial owners of the Common Shares are not known by the Corporation's management.


                            BUSINESS OF THE MEETING

Election of Directors

The following persons are proposed to be nominated at the Meeting for election as directors. Each of the directors who is elected will hold office until the next annual meeting of shareholders or until the successor of such director is duly elected, unless such office is earlier vacated in accordance with the Corporation's by-laws.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote for the election as directors of the nominees whose names are set forth below, each of whom has been a director since the date indicated below opposite his name and each of whom has held the position shown as his principal occupation for the last five years unless otherwise indicated. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.


Name,                 Principal         Date of       Shares Beneficially Held
Present Office        Occupation        Becoming      or Over Which Control or
Residence                               a Director    Direction is Exercised 1


GEOFFREY B. GENOVESE  President,        July 26, 1991       978,206
President, CEO and    Envoy
Director Toronto,     Communications
Ontario               Group Inc.


JOHN H. BAILEY 2,3    Lawyer            April 28, 1994       30,000
Director/Secretary
Mississauga, Ontario

DAVID HULL 2,3        President         January 13, 1995     82,300
Director              Hull Life
Toronto, Ontario      Insurance
                      Agencies Inc.
                      (an insurance
                      agency)

DONALD WATT          Chairman of        June 18, 1999       120,000
Director             the Board, Watt
Toronto, Ontario     International Inc.

DUNCAN SHIRREFF 3,4  Vice President     November 2, 1998      1,000
Director             & Director,
Toronto, Ontario     Yorkton Securities
                     Inc.(a brokerage firm)

HUGH AIRD 2,5         Chairman,         August 20, 1997        nil
Director              DRIA Capital Inc.
Toronto, Ontario      (a financial
                      consulting company)

TIMOTHY DELANEY       Chief Executive
London, England       Officer and Creative
	              Director, Leagas
	              Delaney Group Limited    N/A            nil
BRUCE HAINES
London, England	      Chairman, Leagas         N/A            nil
                      Delaney Group Limited

NOTE:
1 Information relating to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective nominee.
2     Member of the Audit Committee.
3     Member of the Compensation Committee.
4     Prior to joining Yorkton Securities Inc. in 2000, Mr. Shirreff was
      Vice President of Thomson Kernaghan & Co. Ltd. since 1998, an Investment Banker with Taurus Capital Markets Ltd. for part of 1998 and an Investment Banker with C.M. Oliver & Company Limited from 1993 to 1998.
5 Prior to joining DRIA Capital Inc. in 1998, Mr. Aird was Vice Chairman of Merrill Lynch Canada Inc. (formerly Midland Walwyn Capital Inc.) since 1996. Prior to joining Merrill Lynch Canada Inc. in 1996, Mr. Aird was the Chairman of Trilon Financial Corp.


Appointment of Auditors

KPMG LLP was first appointed as auditors of the Corporation on March 30, 1999. It is proposed that KPMG LLP be reappointed as auditors of the Corporation. Unless otherwise instructed, the persons named in the enclosed form of proxy intend to vote for the appointment of KPMG LLP, as auditors of the Corporation until the next annual general meeting of the Corporation, at a remuneration to be fixed by the Directors.


                                 SPECIAL BUSINESS

STOCK OPTION PLAN RESOLUTION - Amendment to the Corporation's Stock Option/Stock Appreciation Right Plan

The ability to award stock options is a critical component in the compensation philosophy of the Corporation to attract and retain the most qualified and motivated workforce possible within the highly competitive global environment in which the Corporation operates. The stock option program is designed to provide participants with an owner perspective and to provide an incentive to contribute to the growth of the Corporation. Management believes that the maintenance of an effective stock option program is a critical element in the success of the Corporation.

Listed company requirements of The Toronto Stock Exchange require shareholder approval for any proposed material amendments to a company's stock option plan. Accordingly, shareholders are being asked to consider an amendment to the Corporation's Stock Option/Stock Appreciation Right Plan (the "Stock Option Plan") whereby the maximum number of Common Shares to be reserved for issuance under the Stock Option Plan will be increased by 3,000,000 Common Shares to 4,000,000 Common Shares. Shareholders first approved the Stock Option Plan and the reservation of 2,000,000 Common Shares for issuance under the Stock Option Plan at the Annual and Special Meeting of Shareholders held on November 14, 1997. An increase in the maximum number of Common Shares reserved for issuance under the Stock Option Plan from 2,000,000 Common Shares to 3,000,000 was approved at the Annual and Special Meeting of Shareholders held on March
7, 2000.

After giving effect to the proposed amendment to the Stock Option Plan, the total number of Common Shares which would be issued if (i) all outstanding options were exercised under the Stock Option Plan (totalling 2,340,500 Common Shares) and (ii) all options available for grant under the Stock Option Plan were granted and exercised (totalling 1,514,500 Common Shares), would be equal to 18.46% of the Corporation's issued and outstanding share capital as at September 30, 2000, excluding Common Shares (totalling 214,000 Common Shares) issued pursuant to the Stock Option Plan and the Pre-Plan Options (as defined below under the heading Stock Option Plan) over the preceding one-year period.

Shareholders will be asked to consider and to approve, with or without variation, Stock Option Plan Resolution, the full text of which is attached to this Management Proxy Circular, which resolution relates to an amendment to the Stock Option Plan to increase the number of Common Shares reserved for issuance thereunder to 4,000,000 Common Shares. To be effective, Stock Option Plan Resolution requires approval by a majority of the votes cast by
shareholders that vote in respect of Stock Option Plan Resolution.   For
purposes of calculating the majority required to pass Stock Option Plan Resolution, votes cast by insiders and associates of insiders of the Corporation who are eligible to receive options under the Stock Option Plan will not be counted. In the case of the Corporation, this means that votes cast by directors and officers and their respective associates will not be counted for the purpose of calculating the simple majority required to pass Stock Option Plan Resolution. To the Corporation's knowledge, there are currently 1,915,608 votes that will not be counted for the purpose of determining whether the required level of shareholder approval has been obtained.

As previously noted, the ability to award stock options is a critical component in the compensation philosophy of the Corporation to attract and retain the most qualified and motivated workforce possible within the highly competitive global environment in which the Corporation operates.
Management believes that the maintenance of an effective stock option program is a critical element in the success of the Corporation. The Board of Directors has determined that the increase in the number of Common Shares reserved for issuance under the Stock Option Plan is in the best interests of the Corporation and the shareholders and unanimously recommends that the shareholders vote in favour of Stock Option Plan Resolution. Accordingly, in the absence of contrary instructions, the persons named in the enclosed form of proxy intend to vote for Stock Option Plan Resolution.


BY-LAW AMENDMENT RESOLUTION - Amendment to the Corporation's General By-Law No.1

In connection with its application for listing on NASDAQ, the Corporation was requested to increase the quorum at a meeting of shareholders from 1% to 5%. Shareholders will be asked to consider and to approve, with or without variation, By-Law Amendment Resolution, the full text of which is attached to this Management Proxy Circular, which resolution relates to an amendment to the Corporation's General By-Law No. 1 to increase the quorum at a meeting of shareholders from 1% to 5% of the outstanding voting shares of the Corporation. To be effective, By-Law Amendment Resolution requires approval by a majority of the votes cast by shareholders that vote in respect of By-Law Amendment Resolution.


Other Matters

Save for the matters referred to in this Management Information Circular, management of the Corporation knows of no other matters intended to be brought before the Meeting. If any matters which are not now known to management shall properly come before the Meeting, the proxy given pursuant to this solicitation by management will be voted on such matters in accordance with the best judgment of the person voting the proxy, in the event such discretionary authority is provided in the proxy.


                              CORPORATE GOVERNANCE

The following describes the Corporation's corporate governance practices with specific reference to the guidelines contained in the Report of the TSE Committee on Corporate Governance in Canada (the "TSE Report").


Mandate of the Board

The Board of Directors (the "Board") holds meetings whenever appropriate to oversee the conduct of the Corporation's business and monitor and evaluate the day-to-day management of the Corporation. With respect to risk management activities, the Board is presented, at each meeting, reports on operations, financial status, material contracts and litigation.

In addition to the Board's statutory responsibilities under the Business Corporations Act of Ontario, the Board's "stewardship" responsibilities include the following:

(a) assessing the principal risks arising from or incidental to the business activities of the Corporation;

(b) appointing all senior executives of the Corporation and, through the Compensation Committee of the Board, developing and implementing the executive compensation policies and reviewing the performance of senior executives with reference to the Corporation's policies, stated budget and other objectives;

(c) overseeing the Corporation's policies regarding public communications, investor relations and shareholder communications; and (d) monitoring and assessing, through the Audit Committee of the Board, the scope, implementation and integrity of the Corporation's internal information, audit and control systems.

The Corporation has delegated the responsibility for monitoring the effectiveness of the Corporation's international information systems to the Audit Committee of the Board. The Audit Committee is also responsible for reviewing and appraising the soundness, adequacy and application of financial and other operating controls, determining the extent of compliance with established policies, plans and procedures and ascertaining the reliability and timeliness of management data developed within the organization.


Composition of the Board

The articles of the Corporation provide that there shall be a Board of not less than 3 or more than 10 directors. There are currently six directors of the Corporation, two of whom are "inside" or "related" directors and four of whom are "outside" and "unrelated" directors (as such terms are defined in the TSE Report). The Board intends to periodically examine its size and constitution to ensure responsible corporate governance and effective corporate management.


Governing Committees

The directors have established the Audit Committee and the Compensation Committee to focus resources and expertise in certain areas of the Board's mandate.

The Board has delegated to the Audit Committee of the Board responsibility for ensuring management has designed and implemented an effective management system and for reviewing internal information, audit, control and management systems. The Audit Committee is comprised of three directors, all of whom are "outside" directors. The Audit Committee is responsible for reviewing the Corporation's annual consolidated financial statements and reporting to the Board in connection therewith. The Audit Committee is also responsible for monitoring the Corporation's internal controls and information gathering systems and dealing with the Corporation's external auditors. On February 22, 2000, the Audit Committee adopted a formal written audit committee charter which specifies the auditor's accountability to the Board and the authority and responsibilities of the Audit Committee.

The Compensation Committee is comprised of three directors, all of whom are "outside" directors. The Compensation Committee reviews, administers and monitors the Corporation's executive compensation plans, policies and programs, including the compensation of all executive officers and, if requested by the President, reviews the compensation of any other officer or senior employee.

The Board has not, as yet, established a Corporate Governance Committee as recommended in the TSE Report and believes that the matters ordinarily considered by such a committee are effectively administered by the Board's "outside" and "unrelated" directors. Although, at present, the Board has determined this to be the most practical approach to responsible corporate governance, the Board will continue to evaluate this determination as circumstances dictate.


Expectations of the Board

The Board expects management of the Corporation to report to the Board in a comprehensive, accurate and timely fashion on the business and affairs of the Corporation generally and on specific matters that it considers to have material consequences for the Corporation and its shareholders. Management is expected to continually develop and review the Corporation's strategic plan to make the decisions necessary to give effect to the plan; to adhere to the Corporations' operational policies; and to monitor the Corporation's financial performance in comparison to the annual budget, with the ultimate goal of enhancing shareholder value.


Shareholder Communication

The objective of the Corporation's shareholder communication policy is to ensure open and timely exchange of information relating to the Corporation's business, affairs and performance, subject to the requirements of applicable securities legislation and other statutory and contractual obligations limiting the disclosure of such information. Information material to the Corporation's business is released through news wire services, the general media, telephone conferences and shareholder mailings, thereby ensuring timely dissemination. Additionally, individual queries, comments or suggestions can be made at any time directly to the Corporation's secretarial department located at its head office.


                              EXECUTIVE COMPENSATION

Summary Executive Compensation

The following table sets forth all compensation for the fiscal years ended September 30, 1998, 1999 and 2000 paid to the President and Chief Executive Officer of the Corporation and the four other most highly compensated officers who served as executive officers of the Corporation (the "Named Executive Officers"):


        Annual Compensation                     Long Term Compensation

                                               Awards            Payouts

Name      Year Salary Bonus  Other    Securities Restricted  LTIP    All Other
and              ($)   ($)   Annual     Under    Shares or  Payouts Compensation
Principal                  Compensation Option/  Restricted   ($)        ($)
Position                       ($)       SARs    Share Units
    	 	                        Granted      ($)
                                          (#)

Geoffrey B.2000 300,000 nil 175,0005    150,000      nil      nil        nil
Genovese   1999 300,000 nil 250,0005    100,000      nil      nil        nil
President  1998 150,000 nil 175,0005    200,000      nil      nil        nil
and C.E.O.

Chris      2000 215,000 nil   nil         nil        nil      nil        nil
Stavenjord 1999 215,000 nil   nil         nil        nil      nil        nil
President  1998 150,000 nil   nil       200,000      nil      nil        nil
and
Creative
Director,
The
Communique
Group Inc.4

Brian     2000  350,000 nil   nil        nil        Nil       nil        nil
Goodall   19991 350,000 nil   nil      100,000      nil       nil        nil
President,1998  ---     ---   ---      ---          ---       ---        ---
Hampel
Stefanides,
Inc.

Edwin     2000  225,000 nil   nil        nil        Nil       nil        nil
Matthews  1999  225,000 nil   nil        nil        nil       nil        nil
Vice      19982  75,000 nil   nil      150,000      ---       ---        ---
President,
Integration

J. Joseph 2000  195,800 40,000nil       50,000      Nil       nil        nil
Leeder    19993 131,250  nil  nil      200,000      nil       nil        nil
Vice      1998   ---     ---  ---      ---          ---       ---        ---
President
and Chief
Financial
Officer

NOTE:
1 Mr. Goodall became an executive officer of the Corporation's subsidiary, Hampel Stefanides, Inc., on November 6, 1998. Mr. Goodall's compensation is stated and paid in United States dollars. On January 24, 2001, the Bank of Canada noon rate of exchange for the conversion of one United States dollar into Canadian dollars was 1.5124 (Cdn $1.00 equals US $0.6612).

2 Mr. Matthews joined the Corporation on June 1, 1998. Mr. Matthews ceased to be employed by the Corporation as of October, 2000.

3     Mr. Leeder joined the Corporation on November 15, 1998.

4 Mr. Stavenjord ceased to be employed by The Communique Group Inc. as of October, 2000.

5 This amount was paid to a corporation related to Mr. Genovese and includes $75,000 as an annual management fee and the balance as a fee for successful completion of acquisitions by the Corporation.

The Corporation does not provide any pension, retirement plan or other remuneration for its directors or officers that constitutes an expense to the Corporation, nor are there any plans or arrangements in respect of compensation received or that may be received by executive officers in the Corporation's most recently completed or current fiscal year to compensate such officers in the event of the termination of employment or a change in control of the Corporation.


Stock Option Plan

The Corporation has established a Stock Option Plan pursuant to which options to purchase Common Shares and stock appreciation rights ("SARs") may be granted to directors, officers, employees or certain consultants to the Corporation or any of its subsidiaries, as determined by the Board, at prices to be fixed by the directors, subject to limitations imposed by any Canadian stock exchange on which the Common Shares are listed for trading and any other regulatory authority having jurisdiction in such matters. The Common Shares subject to each option shall become purchasable at such time or times as may be determined by the directors. SARs may only be granted in conjunction with an option and, when exercised, entitle the holder to receive an amount equal in value to the excess of the market value of the Common Shares over the price of the related option.

The excess amount is payable in Common Shares having a market value equal to such excess. Options are non-assignable and non-transferable by the option-holder and shall be exercisable during the option-holder's lifetime only by the option-holder. SARs are non-transferable and terminate when the related option terminates.

The maximum number of Common Shares currently reserved (prior to approval of Stock Option Plan Resolution attached to this Management Proxy Circular) for issuance upon exercise of options under the Stock Option Plan is 3,000,000 Common Shares. As at September 30, 2000, options to purchase 2,340,500 Common Shares have been granted and are outstanding under the Stock Option Plan, options to purchase 145,000 Common Shares have been exercised under the Stock Option Plan and options to purchase 606,000 Common Shares have been forfeited or cancelled under the Stock Option Plan. There are no SARs outstanding under the Stock Option Plan. The aggregate number of Common Shares reserved for issuance to any one individual under the Stock Option Plan may not exceed 5% of the issued and outstanding Common Shares.

Prior to the adoption of the Stock Option Plan, options to purchase Common Shares were issued to employees, directors and consultants to the Corporation and options to purchase 805,000 Common Shares (the "Pre-Plan Options") were outstanding at the date of the adoption of the Stock Option Plan. Pre-Plan Options have been exercised to purchase 639,000 Common Shares, options to purchase 166,000 Common Shares have been forfeited or cancelled under the Pre-Plan Options and no Pre-Plan Options to purchase Common Shares remain unexercised.


Options Granted During Most Recent Fiscal Year

The following table sets forth options granted under the Stock Option Plan to the Named Executive Officers of the Corporation in the most recently completed fiscal year:


Name    Shares  Percentage Date of Grant Exercise Price Market Value Expiry Date
        Under    of Total                 ($/Security)     of Shares
        Options  Options                                 Underlying
        Granted  Granted to  	                           Options on
          (#)   Employees in                             Date of Grant
                Financial Year                           ($/Security)


Geoffrey
B.
Genovese 150,000 1  19.38%  March 31, 2000    $7.40        $7.40  March 30, 2005

Joseph
Leeder    50,000 2   6.46%  March 31, 2000    $7.40        $7.40  March 30, 2005


NOTE:
1     These options vest immediately.
2     These options vest at the rate of ? on each of the first three anniversaries of the date of the grant.


Aggregate Options Exercised During Most Recent Fiscal Year

The following table sets out for Named Executive Officers information relating to options exercised by them during the most recent fiscal year and the value of unexercised options held by them as at the end of the most recent fiscal year.

   Name       Number of     Aggregate    Unexercised    Value of Unexercised
           Shares Acquired    Value      Options at     In-the Money Options
             on Exercise    Realized     FY-End  (#)        at FY-End ($)
                 ($)                    Exercisable/        Exercisable/
                                        Unexercisable      Unexercisable 1

Geoffrey B.      Nil          Nil        450,000/nil        1,213,500/nil
Genovese

Christopher      Nil          Nil       100,000/100,000       453,000/453,000
Stavenjord

Brian            Nil          Nil        25,000/75,000        103,750/311,250
Goodall

Edwin            Nil          Nil       100,000/50,000        440,000/220,000
Matthews

Joseph           Nil          Nil        66,666/183,334       199,997/437,502
Leeder


NOTE:

1 The closing price of the Common Shares of the Corporation on The Toronto Stock Exchange on September 29, 2000 was $8.15.

Employment Contracts and Termination Agreements

The Corporation or its wholly owned subsidiary, The Communique Group Inc. ("Communique") or Hampel Stefanides, Inc. ("Hampel"), has entered into employment contracts with the Named Executive Officers.

Geoffrey B. Genovese has agreed to act as the Corporation's President and Chief Executive Officer at an annual base salary of $375,000 plus performance bonuses up to a maximum of $325,000. This agreement provides for a severance payment equivalent to the total remuneration and other compensation paid to Mr. Genovese and his management company during the 24 month period preceding termination, if Mr. Genovese's employment is terminated by the Corporation.

Christopher Stavenjord has agreed to act as Communique's President and Creative Director at an annual base salary of $215,000. This agreement provides for a severance payment equivalent to his base salary for a period of 12 months, if Mr. Stavenjord's employment is terminated by the Communique. Mr. Stavenjord ceased to be employed by Communique as of October, 2000.

Brian Goodall has agreed to act as Hampel's President at an annual base salary of US$350,000. This agreement has a fixed term of 4 years ending on September 30, 2002.

Edwin Matthews has agreed to act as the Corporation's Vice President, Integration at an annual base salary of $225,000. This agreement provides for a severance payment equivalent to his base salary for a period of 15 months, if Mr. Matthews' employment is terminated by the Corporation. Mr. Matthews ceased to be employed by the Corporation as of October, 2000.

Joseph Leeder has agreed to act as the Corporation's Chief Financial Officer at an annual base salary of $200,000, together with a discretionary bonus. This agreement provides for a severance payment equivalent to his base salary for a period of three months for each year of employment (to a maximum of six months), if Mr. Leeder's employment is terminated by the Corporation, and for a period of twelve months, if Mr. Leeder's employment is terminated by the Corporation within six months of a change of control of the Corporation.

Stephen Miller became Vice President, Corporate Development of the Corporation on October 16, 2000. Mr. Miller's agreement provides for an annual base salary of $170,000, together with a discretionary bonus, and a severance payment equivalent to his base salary for a period of two months, if his employment is terminated by the Corporation during the first four months of employment, four months, if his employment is terminated by the Corporation during the next eight months of employment, and six months, if his employment is terminated by the Corporation after one year of employment.


Composition of the Compensation Committee

The Corporation established a Compensation Committee in December, 1997. The Compensation Committee is comprised of its Chairman, Duncan Shirreff (an outside, unrelated director), David Hull (an outside, unrelated director) and John H. Bailey (an outside director and legal counsel to the Corporation). The Compensation Committee is responsible for the review, administration and monitoring of the Corporation's executive compensation plans, policies and programs, including the compensation of all executive officers and, if requested by the President, the review of the compensation of any other officer or senior employee.


Report on Executive Compensation

During the fiscal year ended September 30, 2000, the Corporation's executive compensation program was intended to be consistent with the Corporation's business plans, strategies and goals while taking into account various factors and criteria including competitive factors and the Corporation's performance.

The Corporation's executive compensation program was intended to provide an appropriate overall compensation package that would permit the Corporation to attract and retain highly qualified and experienced senior executives and to encourage superior performance by the Corporation. The Corporation's compensation policies were intended to motivate individuals to achieve and then to award compensation based on corporate and individual results. Compensation ranges designed to recognize level of responsibility, experience and performance were based on survey data compiled by external consultants periodically examined to ensure that the compensation awarded by the Corporation was competitive and adequate.

The compensation of the executive officers consists of a base salary and participation in the Corporation's Stock Option Plan. Individual performance is recognized by measuring the achievement of specific objectives that are related to concrete, measurable elements in each executive officer's performance and/or functional area of responsibility. Base salary accounted for approximately 100% of cash compensation. Base salary levels were based on responsibility, experience, knowledge and on internal equity criteria and external pay practices. The Stock Option Plan is intended to provide long term rewards linked directly to the market value of the Common Shares of the Corporation. Options were granted under the Stock Option Plan based on the level of executive responsibility and compensation practices at competitive market rates.

Compensation for the Chief Executive Officer was intended to reflect a fair evaluation of overall performance and was intended to be competitive with levels of compensation of comparable corporations. The analysis of the CEO's performance was based on actual performance, performances relative to anticipated plans and the effectiveness and appropriateness of strategies designed to address those factors.

Presented by the Board of Directors.

Geoffrey B. Genovese
John H. Bailey
David Hull
Hugh Aird
Duncan Shirreff
Donald Watt


Performance Graph

The following graph compares the Corporation's cumulative total shareholder return (assuming an investment of $100 on October 1, 1995) on the Common Shares of the Corporation during the period October 1, 1995 to October 1, 2000 with the cumulative return of the TSE 300 Stock Index during the same period. Dividends declared on Common Shares of the Corporation are assumed to be reinvested. The common share price performance as set out in the graph does not necessarily indicate future price performance.


                Comparison of Cumulative Total Return Between

                        Common Shares and TSE 300 Index

                              1995 through 2000



For the Fiscal Year    1995     1996     1997     1998     1999     2000

Corporation          $100.00  $176.00  $269.60   $319.20  $528.00  $652.00

TSE 300              $100.00  $117.66  $155.52   $120.05  $153.02  $229.10


The Common Share price performance reflects the 5-for-1 share consolidation effective December 17, 1995.


Compensation of Directors

Certain directors, who are not employees of the Corporation, are compensated for their services as directors through a combination of retainer fees and meeting attendance fees. Each of Messrs. Aird, Shirreff and Hull received a fee of $500.00 for each Board and Committee meeting attended. In addition, each of Messrs Aird and Shirreff received an annual retainer of $10,000.00 in recognition of his additional duties as Chair of a Committee. No compensation was paid to the other directors for their services as directors.

The Corporation maintains liability insurance for the benefit of the directors and officers of the Corporation and its subsidiaries against liability incurred by them in their respective capacities. The current annual policy limit is $10,000,000. Under the policy, individual directors and officers are reimbursed for losses incurred in their capacities as such, subject to a deductible of $250,000 for securities claims suits arising in the United States and $50,000 for all other claims. The deductible is the responsibility of the Corporation. The annual premium of $95,000 was paid by the Corporation.


Indebtedness of Directors and Senior Officers

Other than as set out below, since the beginning of the last completed fiscal year there has been no indebtedness to the Corporation or its subsidiaries by any director, officer, proposed nominee for election as a director or associate of any such person.

Christopher Stavenjord of Mississauga, Ontario, formerly the President and Creative Director of Communique, was indebted to that company for $200,000 in connection with the purchase of a residence by Mr. Stavenjord. This loan was payable, without interest, on March 28, 2008 and was secured by a mortgage on the residence.
Subsequent to the Corporation's fiscal year end, this loan was repaid in full upon Mr. Stavenjord ceasing to be employed by Communique.


                               DIRECTORS' APPROVAL

The contents and the sending of this Management Information Circular have been approved by the directors of the Corporation.


DATED January 26, 2001.



	                      ______________________
                              Geoffrey B. Genovese
			      President and Chief Executive Officer


STOCK OPTION PLAN RESOLUTION - Amendments to the Corporation's Stock Option/Stock Appreciation Right Plan

RESOLVED that the number of Common Shares of the Corporation reserved for issuance under the Stock Option/Stock Appreciation Right Plan of the Corporation, as at March 6, 2001, as more particularly described in the Corporation's Management Information Circular dated January 26, 2001, is hereby increased to 4,000,000.



BY-LAW AMENDMENT RESOLUTION - Amendment to the Corporation's General By-Law No.1

WHEREAS the directors of the Corporation, by resolution passed on May 2, 2000, did amend By-Law No. 1 of the Corporation by deleting, in its entirety, Section
10.25 thereof and by substituting therefor the following:

10.25 Quorum. At any meeting of shareholders, two individuals present in person, each of whom is either a shareholder entitled to attend and vote at such meeting or the proxyholder of such a shareholder appointed by means of a valid proxy, shall be a quorum for the choice of a chairman (if required) and for the adjournment of the meeting. For all other purposes, a quorum for any meeting of shareholders (unless a greater number of shareholders and/or a greater number of shares are required by the Act or by the Articles or the by-laws) shall be two individuals present in person, each of whom is either a shareholder entitled to attend and vote at such meeting or the proxyholder of such a shareholder appointed by means of a valid proxy, holding or representing by proxy not less than 5% of the total number of the issued shares of the Corporation for the time being enjoying voting rights at such meeting. No business shall be transacted at any meeting of shareholders while the requisite quorum is not present.


RESOLVED that the said amendment to By-Law No. 1 is hereby confirmed.